APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Marketing Operations Advisors, Inc.
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	145,105.39
Gross Profit	145,105.39
Expense	133,293.07
Net Ordinary Income	11,812.32
Other Income/Expense	
Other Income	25,756.12
Other Expense	12,453.17
Net Other Income	13,302.95
Net Income	**25,115.27**

Marketing Operations Advisors, Inc.
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	55,848.79
Fixed Assets	2,354.19
Other Assets	1,010.00
TOTAL ASSETS	**59,212.98**
LIABILITIES & EQUITY	
Liabilities	110,278.64
Equity	-51,065.66
TOTAL LIABILITIES & EQUITY	**59,212.98**

Marketing Operations Advisors, Inc.
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	25,115.27
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net cash provided by Operating Activities	24,299.61
INVESTING ACTIVITIES	923.00
FINANCING ACTIVITIES	-18,955.87
Net cash increase for period	6,266.74
Cash at beginning of period	40,134.08
Cash at end of period	**46,400.82**

Marketing Operations Advisors, Inc.
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	217,110.18
Gross Profit	217,110.18
Expense	188,738.92
Net Ordinary Income	28,371.26
Other Income/Expense	
Other Income	20,340.43
Other Expense	11,298.66
Net Other Income	9,041.77
Net Income	**37,413.03**

Marketing Operations Advisors, Inc.
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	59,531.82
Fixed Assets	0.00
Other Assets	1,010.00
TOTAL ASSETS	**60,541.82**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	67,849.64
Long Term Liabilities	44,460.00
Total Liabilities	112,309.64
Equity	-51,767.82
TOTAL LIABILITIES & EQUITY	**60,541.82**

Marketing Operations Advisors, Inc.
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	39,884.03
INVESTING ACTIVITIES	2,354.19
FINANCING ACTIVITIES	-38,555.19
Net cash increase for period	3,683.03
Cash at beginning of period	46,400.82
Cash at end of period	**50,083.85**

I, Jonathan L Umsted, certify that:

1. The financial statements of Marketing Operations Advisors, Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Marketing Operations Advisors, Inc. included in this Form reflects accurately the information reported on the tax return for Marketing Operations Advisors, Inc. for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *Jonathan L Umsted*

Name: Jonathan L Umsted

Title: CEO